SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description
1.1

Scheme document dated March 15, 2010 (the “Scheme Document”) relating to the proposed privatisation of the Registrant (the “Proposed Privatisation”), including the Registrant’s Notice of Court Meeting and Notice of Extraordinary General Meeting.

1.2	Joint Announcement dated March 15, 2010 regarding the despatch of the Scheme Document.

1.3	Press release dated March 14, 2010 regarding the despatch of the Scheme Document.

1.4	Voting Instruction Card for holders of American Depositary Shares relating to the Court Meeting and the Extraordinary General Meeting.

1.5	Announcement dated March 15, 2010 providing notice of Court Meeting.

1.6	Announcement dated March 15, 2010 providing notice of Extraordinary General Meeting.

1.7	Form of proxy for use at the Court Meeting.

1.8	Form of proxy for use at the Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

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